January 29, 2010

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Pamela A. Long; Assistant Director

Re:	Advanced Medical Isotope Corporation Registration Statement on Form 10 File No. 0-53497

Dear Ms. Long,

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated January 8, 2010 (the “Comment Letter”) relating to Advanced Medical Isotope Corporation (the “Company”).  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Registration Statement on Form 10

Index to Exhibits, page 38

1.
Footnotes 1 and 2 to the index should be revised to state that the exhibits were “Previously filed" with the Form 10 filed on November 12, 2008 and with the Form 10/A filed on "February 7, 2009; respectively. As currently presented, you are incorporating exhibits into the same filing. Please revise.

We have filed an amendment with the Index to Exhibits indicating the exhibits were “Previously filed with the SEC with the Company's Registration Statement on Form 10 filed with the SEC on November 12, 2008.”

Form 10-0 for the Period Ended September 30, 2009

2.
Regarding comment 1 from our letter dated September 11, 2009 and comment 4 from our letter dated July 10, 2009, we note that in your response of August 21, 2009, you state you modified your growth and operating plans such that only $1 million would be needed to find your operations for an additional year. You have amended your Form 10 to include this information. However, note 2 to the financial statements in your Form 1 0-Q dated September 30, 2009 states again that you need $3 million to continue operations for the next 12 months, while your liquidity section of MD&A states that $1 million is needed. Please amend your Form 10-Q to clarify what your liquidity needs are in order to continue operations in the short term and long term. Make sure that the disclosure in the notes to your financial statements and MD&A are consistent. Further, discuss how you have modified your growth and operating plans in order to ensure your continued operations. We may have additional comments upon review of your response.

On page 25, we amended the filing to reflect that $1 million is needed and added the following disclosure on page 25:

“As a result of market conditions, the Company modified its growth and operating plans by planning fewer isotope production centers and not developing certain technologies that were written off in 2008.”

3.
We note that in several places in your September 30, Form 10-Q, you refer to a quarter or nine months ended June 30, 2009 instead of September 30, 2009. For example, your Liquidity and Capital Resources section of MD&A refers to `nine month periods ending June 30, 2009 and June 30, 2008", and in your discussion of changes in internal control over financial reporting on page 29, you refer to "the quarter ended June 30, 2009". Other examples of this type of error may appear elsewhere in the Form 10-Q. Please review and revise these references in an amended Form 10-Q.

We reviewed the Form 10-Q and revised all inappropriate references to June 30, 2009.

Sincerely,

/s/ Peter DiChiara